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                                                  OMB Number           3235-0104
                                                  Expires:     December 31, 2001
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


      (Print or Type Responses)
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1. Name and Address of Reporting Person*

   Feinberg              Stephen
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   (Last)               (First)                 (Middle)

    c/o Cerberus Partners, L.P.
    450 Park Avenue, 28th Floor
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                                    (Street)
     New York           New York                10022
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

  10/30/00
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

  Windsor Woodmont Black Hawk Resort Corp.
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5 Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ ]   Director                             [X*]  10% Owner
   [ ]   Officer (give title below)           [ ]   Other (specify below)



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6. If Amendment, Date of Original (Month/Year)


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7.  Invidividual or Joint/Group Filing (Check Applicable Line)

    X*Form filed by One Reporting Person
    __
    __ Form filed by More than One Reporting Person
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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                               3. Ownership Form:
                                                     2. Amount of Securities      Direct (D) or     4. Nature of Indirect Beneficial
1. Title of Security                                    Beneficially Owned        Indirect (I)         Ownership
   (Instr. 4)                                           (Instr. 4)                (Instr. 5)           (Instr.5)
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

Series B Preferred Stock, $.01 par value per share       22,000*                   I*                  By limited liability company*
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction
5(b)(v).

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
1. Title of              ----------------------                            or               Exercise       (D) or         Indirect
   Derivative            Date       Expira-                                Number           Price of       Indirect       Beneficial
   Security              Exer-      tion                                   of               Derivative     (I)            Ownership
   (Instr. 4)            cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
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

   Warrants               Immed.     3/15/2010       Common Stock           152,521*         $.01           I*            By limited
   (right to buy)                                                                                                         liability
                                                                                                                          company
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   Warrants               Immed.     3/15/2010       Common Stock           188,508*          .01           I*            By limited
   (right to buy)                                                                                                         liability
                                                                                                                          company
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
Explanation of Responses:
* The securities reported herein consist of (i) 22,000 shares of Series B Preferred Stock of Windsor Woodmont Black Hawk Resort Corp. ("Windsor Woodmont") which are held by Madeleine L.L.C., (ii) Warrants to purchase 188,508 shares of the Common Stock, par value $.01 per share, of Windsor Woodmont (the "Common Stock"), which are held by Madeleine L.L.C. and (iii) Warrants to purchase 152,521 shares of the Common Stock which are held by Ableco Holding LLC, which are included as part of the 44,500 Units the record holders of which are certain affiliates of Ableco Holding LLC (each Unit consisting of (a) $1,000 principal amount of detachable 13% First Mortgage Notes due 2005 of Windsor Woodmont and (b) a Warrant to purchase 3.42744 shares of the Common Stock).

   The securities reported herein are held by Ableco Holding LLC and Madeleine L.L.C. The reporting person exercises sole voting and investment control of all securities of Windsor Woodmont held by Ableco Holding LLC and Madeleine L.L.C.

   The reporting person's interest in the securities reported herein is limited to his pecuniary interest in Ableco Holding LLC and Madeleine L.L.C., if any.



   /s/Stephen Feinberg                                      October 30, 2000
---------------------------------------------            ----------------------
    **Signature of Reporting Person                           Date
      Stephen Feinberg

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.